Exhibit 99.2

DESCARTES ANNOUNCES FISCAL 2021 FIRST QUARTER FINANCIAL RESULTS

Record Services Revenues and Income from Operations

WATERLOO, Ontario — May 27, 2020 — The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2021 first quarter (Q1FY21). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Customers depend on us to help them move goods and manage assets. This is even more important when complex supply chains meet rapid swings in global demand, regulation and restrictions,” said Edward J. Ryan, Descartes’ CEO. “We have some customers who are struggling to keep up with demand in their business, while others have seen sharp drops. Regardless of the market dynamics they face, our Global Logistics Network is proving essential to helping them connect and collaborate to better manage the lifecycle of shipments. Recognizing this, we’ve calibrated our business so we remain in a strong position to continue to deliver superior results for our customers and other stakeholders.”

Q1FY21 Financial Results
As described in more detail below, key financial highlights for Q1FY21 included:
•	Revenues of $83.7 million, up 7% from $78.0 million in the first quarter of fiscal 2020 (Q1FY20) and down from $84.2 million in the previous quarter (Q4FY20);
•
Revenues were comprised of services revenues of $74.1 million (89% of total revenues), professional services and other revenues of $7.8 million (9% of total revenues) and license revenues of $1.8 million (2% of total revenues). Services revenues were up 11% from $67.0 million in Q1FY20 and up 1% from $73.7 million in Q4FY20;

•	Cash provided by operating activities of $27.5 million, up 18% from $23.4 million in Q1FY20 and up 4% from $26.4 million in Q4FY20;
•	Income from operations of $15.7 million, up 32% from $11.9 million in Q1FY20 and up 15% from $13.6 million in Q4FY20;
•	Net income of $11.0 million, up 51% from $7.3 million in Q1FY20 and down from $11.4 million in Q4FY20;
•	Earnings per share on a diluted basis of $0.13, up 44% from $0.09 in Q1FY20 and consistent with $0.13 in Q4FY20; and
•
Adjusted EBITDA of $33.0 million, up 15% from $28.7 million in Q1FY20 and up 2% from $32.2 million in Q4FY20. Adjusted EBITDA as a percentage of revenues was 39%, compared to 37% in Q1FY20 and 38% in Q4FY20.

Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q1 FY21	Q4 FY20	Q3 FY20	Q2 FY20	Q1 FY20
Revenues	83.7	84.2	83.0	80.5	78.0
Services revenues	74.1	73.7	72.6	71.4	67.0
Gross margin	74%	73%	73%	74%	74%
Cash provided by operating activities	27.5	26.4	27.5	26.9	23.4
Income from operations	15.7	13.6	13.7	13.1	11.9
Net income	11.0	11.4	9.7	8.6	7.3
Net income as a % of revenues	13%	14%	12%	11%	9%
Earnings per diluted share	0.13	0.13	0.11	0.10	0.09
Adjusted EBITDA	33.0	32.2	31.5	30.2	28.7
Adjusted EBITDA as a % of revenues	39%	38%	38%	38%	37%

Cash Position
At April 30, 2020, Descartes had $56.0 million in cash. Cash increased $11.6 million in Q1FY21 primarily due to cash provided from operations partially offset by the acquisition of subsidiaries. The table set forth below provides a summary of cash flows for Q1FY21:

Q1FY21
Cash provided by operating activities	27.5
Additions to property and equipment	(1.0)
Acquisitions of subsidiaries, net of cash acquired	(24.1)
Proceeds from borrowing on credit facility	10.2
Effect of foreign exchange rate on cash	(1.0)
Net change in cash	11.6
Cash, beginning of period	44.4
Cash, end of period	56.0

Acquistion of Peoplevox
On February 21, 2020, Descartes acquired all of the shares of Peoplevox Limited (“Peoplevox”), a UK-based provider of cloud-based ecommerce warehouse management solutions. The purchase price for the acquisition was approximately $24.1 million, net of cash acquired, which was funded from a combination of cash on hand and drawing on our existing credit facility.

Restructuring Plan
In light of the economic uncertainty to some of Descartes' customers caused by COVID-19, Descartes is undertaking a restructuring plan to reduce its cost base and further strengthen the company’s financial position. The plan will reduce Descartes’ global workforce by approximately 5% while also providing for the closure of several office facilities where work from home arrangements have proven to be a viable option. The cost of the restructuring is expected to be approximately $2 million. Restructuring activities are substantially advanced with activities anticipated to be completed over the next 6 months. Once completed, Descartes anticipates annualized cost savings of approximately $6 million to $7 million.

Conference Call
Members of Descartes' executive management team will host a conference call to discuss the company's financial results today at 5:00 p.m. ET, Wednesday, May 27. Designated numbers are +1 888 465-5079 for North America and  +1 416 216-4169 for international, using Passcode 9194451#.

The company will simultaneously conduct an audio webcast on the Descartes Web site at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available following the call from 8:00 p.m. ET, and until June 3, 2020, by dialing +1 888 843-7419 or +1 630 652-3042 followed by Passcode 9194451#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes
Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and Twitter.
# # #
Descartes Investor Contact:
Laurie McCauley +1-519-746-6114 x202358
investor@descartes.com

Safe Harbor Statement
This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the current and future potential impact of the COVID-19 pandemic on our business, results of operations and financial condition; continued growth and acquisitions; rate of profitable growth; demand for

Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the current COVID-19 pandemic not having a material impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.   We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges and acquisition-related expenses). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2020 and may complete additional acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q1FY21, Q4FY20, Q3FY20, Q2FY20, and Q1FY20, which we believe is the most directly comparable GAAP measure.

(US dollars in millions)	Q1FY21	Q4FY20	Q3FY20	Q2FY20	Q1FY20
Net income, as reported on Consolidated Statements of Operations	11.0	11.4	9.7	8.6	7.3
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.3	0.4	0.4	1.4	2.2
Investment income	-	(0.1)	-	-	(0.1)
Income tax expense	4.4	1.9	3.5	3.1	2.5
Depreciation expense	1.6	2.9	1.2	1.1	0.9
Amortization of intangible assets	13.7	14.1	14.5	14.1	12.8
Stock-based compensation and related taxes	1.2	1.3	1.4	1.3	1.0
Other charges	0.8	0.3	0.8	0.6	2.1
Adjusted EBITDA	33.0	32.2	31.5	30.2	28.7

Revenues	83.7	84.2	83.0	80.5	78.0
Net income as % of revenues	13%	14%	12%	11%	9%
Adjusted EBITDA as % of revenues	39%	38%	38%	38%	37%

The Descartes Systems Group Inc.
Condensed Consolidated Balance Sheets
(US dollars in thousands; US GAAP; Unaudited)

	April 30,	January 31,
	2020	2020 (Audited)
ASSETS
CURRENT ASSETS
Cash	55,976	44,403
Accounts receivable (net)
Trade	36,659	35,118
Other	6,324	7,294
Prepaid expenses and other	13,231	12,984
Inventory	170	411
	112,360	100,210
OTHER LONG-TERM ASSETS	13,466	13,520
PROPERTY AND EQUIPMENT, NET	12,435	13,731
RIGHT-OF-USE ASSETS	11,768	12,877
DEFERRED INCOME TAXES	18,768	21,602
INTANGIBLE ASSETS, NET	248,460	256,956
GOODWILL	529,700	523,690
	946,957	942,586
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	8,851	7,667
Accrued liabilities	30,451	34,876
Lease obligations	3,636	3,928
Income taxes payable	3,698	1,329
Deferred revenue	42,324	41,143
	88,960	88,943
LONG-TERM DEBT	9,701	-
LONG-TERM LEASE OBLIGATIONS	8,641	9,477
LONG-TERM DEFERRED REVENUE	788	920
LONG-TERM INCOME TAXES PAYABLE	6,320	6,470
DEFERRED INCOME TAXES	15,103	15,067
	129,513	120,877

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 84,157,016 at April 30, 2020 (January 31, 2020 – 84,156,316)	524,175	524,154
Additional paid-in capital	460,433	459,269
Accumulated other comprehensive loss	(42,441)	(25,944)
Accumulated deficit	(124,723)	(135,770)
	817,444	821,709
	946,957	942,586

The Descartes Systems Group Inc.
Consolidated Statements of Operations
(US dollars in thousands, except per share and weighted average share amounts; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2020	2019
1.
REVENUES	83,703	78,004
COST OF REVENUES	21,867	19,856
GROSS MARGIN	61,836	58,148
EXPENSES
Sales and marketing	9,322	10,132
Research and development	13,579	12,728
General and administrative	8,737	8,478
Other charges	783	2,064
Amortization of intangible assets	13,713	12,777
	46,134	46,179
INCOME FROM OPERATIONS	15,702	11,969
INTEREST EXPENSE	(320)	(2,159)
INVESTMENT INCOME	44	71
2.INCOME BEFORE INCOME TAXES	15,426	9,881
INCOME TAX EXPENSE
Current	3,815	1,735
Deferred	564	826
	4,379	2,561
NET INCOME	11,047	7,320
EARNINGS PER SHARE
Basic	0.13	0.09
Diluted	0.13	0.09
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	84,156	77,149
Diluted	85,456	78,273

The Descartes Systems Group Inc.
Condensed Consolidated Statements of Cash Flows
(US dollars in thousands; US GAAP; Unaudited)

	Three Months Ended
	April 30,	April 30,
	2020	2019
OPERATING ACTIVITIES
Net income	11,047	7,320
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,580	892
Amortization of intangible assets	13,713	12,777
Stock-based compensation expense	1,168	939
Other non-cash operating activities	78	(171)
Deferred tax expense	564	826
Changes in operating assets and liabilities	(617)	852
Cash provided by operating activities	27,533	23,435
INVESTING ACTIVITIES
Additions to property and equipment	(1,022)	(1,398)
Acquisition of subsidiaries, net of cash acquired	(24,137)	(239,863)
Cash used in investing activities	(25,159)	(241,261)
FINANCING ACTIVITIES
Proceeds from borrowing on the credit facility	10,196	241,206
Credit facility repayments	-	(19,932)
Payment of debt issuance costs	(38)	(1,382)
Issuance of common shares for cash, net of issuance costs	16	732
Cash provided by financing activities	10,174	220,624
Effect of foreign exchange rate changes on cash	(975)	(546)
Increase in cash	11,573	2,252
Cash, beginning of period	44,403	27,298
Cash, end of period	55,976	29,550